Orckit-Corrigent unveils its enhanced mobile backhaul portfolio

CE+T networking vendor adds innovative gateway functionality and multi-service access switch to its mobile backhaul solution

Tel Aviv, Israel – March 23, 2010 – Orckit Communications Ltd. (NASDAQ: ORCT), the leading Carrier Ethernet + Transport (CE+T) networking vendor, today announced the company has made significant upgrades to its mobile backhaul offering, which now encompasses a complete portfolio featuring new and innovative technologies. The newly extended solution combines gateway functionality on Orckit-Corrigent’s CM-4140 MPLS aggregation switch along with the introduction of the CM-11, a new multi-service access switch and cell site gateway. Together, this Carrier Ethernet solution enables the migration of low and high-rate TDM services, as well as data services, to a unified MPLS mobile network. For the first time ever, cell site, hub site and aggregation site gateways have finally been implemented on the same switching products, therefore introducing a scalable and affordable opportunity for mobile networking infrastructure.

“Having realized the full impact of Smartphones on network performance, mobile operators are starting to build their next generation networks with tremendous focus on data delivery and investment levels,” said Mr. Sharon Mantin, VP Marketing at Orckit-Corrigent. “Since Orckit-Corrigent specializes in Layer 2 MPLS switching coupled with circuit emulation and synchronization technologies, the company is in an excellent position to fulfill the vast potential for the mobile backhaul market.”

One of the most important growth engines for mobile operators is their ability to offer any type of content. The massive delivery of Internet and TV content is impacting mobile backhauling infrastructure, which was originally built to handle voice traffic. The road ahead is fraught with technical challenges such as how to deliver significantly more data while preserving the synchronous nature of the network, and how to perform phased migration from a TDM network to a packet-based network. The consensus among industry analysts is that Ethernet enables next generation mobile networks.

“Our new extended solution introduces the innovative implementation of all mobile gateways, packed in with a small footprint and power consumption that is unmatched in the market, and eliminates the traditional solution that is based on two products: a switch, plus a gateway,” added Mr. Mantin. “We can now deliver any TDM service, from E1 to STM, and meet mobile backhaul requirements with ease and superior efficiency.”

Orckit-Corrigent’s mobile backhaul solution is based on the CM-4140 MPLS aggregation switch, CM-11 multi-service access switch and CM-View management system. This solution introduces cost efficiency and technology advantages to the market by enabling the delivery of TDM services over standard and interoperable MPLS networks, in addition to gateway functionality that is implemented on the switches.

CM-4140
The CM-4140 brings added value in its MPLS/Ethernet/TDM package, solution offering and aggressive price point. The product is positioned as Hub and/or Aggregation Site Gateway (HSG/ASG) and is equipped with the following key capabilities:
•	Standard and interoperable Layer 2 MPLS
•	Dense mixture of GE, 10GE and PDH/SDH interfaces
•	E1, STM-1/4/16 over packet
•	CEP, SAToP, CESoP
•	Synchronous Ethernet, IEEE 1588v2
•	168G switching capacity at 3RU footprint with 250W of power consumption

CM-11
The CM-11 is a ﬂexible multi-service access switch with E1/T1, FE/GE interfaces that enables the delivery of voice, video and data services in mobile networks. The product is positioned as Cell Site Gateway (CSG) and is equipped with the following key capabilities:
•	E1/T1 and FE/GE interfaces
•	SAToP, CESoP, ETHoP
•	Synchronous Ethernet, IEEE 1588v2

CM-View
The CM-View is a high-end management and service provisioning system, providing "transport-class" management capabilities for mobile networks. The CM-View eliminates the need for costly and complex CLI provisioning and offers a significant OPEX reduction.

About Orckit Communications Ltd.
Orckit facilitates telecommunication providers’ delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication.
Orckit-Corrigent’s product lines include Carrier Ethernet + Transport (CE+T) switches - an MPLS based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features, and Personalized Video Distribution systems - an advanced video distribution portfolio, optimized for IPTV, enabling multiple HD streams per home.
Orckit-Corrigent markets its products directly and indirectly through strategic alliances as well as distribution and reseller partners worldwide.
Orckit was founded in 1990 and went public 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s history of losses, dependence on a limited number of customers, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global  economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.